EXHIBIT 1

CLINTON GROUP MAILS PROXY MATERIALS TO STOCKHOLDERS OF IMATION

NEW YORK, April 29, 2015 /PRNewswire/ --  Clinton Group, Inc. (“Clinton Group”), a stockholder of Imation Corp. ("Imation” or the "Company") (NYSE: IMN), commenced the mailing of its proxy materials, including its proxy statement, to fellow stockholders today. Clinton Group is seeking stockholder support to elect its three nominees as Class I directors on Imation's Board.

“We look forward to continuing our dialogue with fellow stockholders regarding our plans to improve Imation. Our nominees are committed to completing the strategic alternatives process and collaborating with continuing directors on our articulated path forward in an expeditious manner,” said Joseph A. De Perio, Senior Portfolio Manager at Clinton Group.

The text of a letter to stockholders that was mailed with the proxy statement is copied below:

Clinton Group, Inc.

601 Lexington Ave, 51st Floor

New York, NY 10022

April 29, 2015

To Our Fellow Stockholders of Imation Corp.:

We are investors alongside you in Imation Corp. (“Imation” or the “Company”) and have expended considerable time and resources in our quest to improve the Company. As we have stated in every communication to you since we started this process, our goal is simple – to reverse the historical shareholder value destruction of the Company.

As you know, the Company has a multi-class Board of Directors, and three directors are up for election this year. We are seeking the election of three highly-qualified individuals to be independent directors on the Board, all of whom possess the necessary skillsets for success for the task at hand. Our nominees will work collaboratively with the continuing directors, seeking to steer the Company in a better direction. You can find our proxy statement enclosed and a detailed powerpoint presentation on our perspectives at the following link: http://www.okapivote.com/imation/.

The Company’s underperformance, and the destruction of shareholder value, during the tenure of the current CEO, Mark E. Lucas, are indisputable. The stock price is down (70%) since the announcement of his appointment as CEO on March 18, 20101 and down over (20%) per year. Net revenue is down (44%) from 2010 to 2014 with a negative annual decline rate of (14%). Cumulative losses from operations for the five years ended 2014 were ($644) million. The Company has deployed $174 million in four acquisitions during Mr. Lucas’ tenure as CEO, with poor results: one business has been shut down, and the remaining three have all underperformed the Company's expectations with revenue levels below those pre-acquisition despite significant SG&A investment. Gross margins have declined and spending has increased comparing the last two twelve month periods (ended September 2014 and December 2014), indicating a worsening trend. The list goes on and on.

1 Mr. Lucas commenced serving as CEO on May 10, 2010.

While shareholders have suffered, the Company’s fiduciaries have not. Since 2010, named executive officers and directors have collected $48 million in compensation compared to a market value decline of ($301) million during the same period. The Company paid bonuses (126% of the target) to the top three executives for 2014, a year in which the Company suffered a free cash flow decline of ($38) million – essentially an award earned upon reducing the Company’s net cash by 33%. At the 2014 Annual Meeting, the Company received only a 50% voting approval on Say on Pay and responded by increasing executive compensation from $6.2 million in 2013 to $11.2 million in 2014. The Company's executives have single trigger golden parachute benefits, which means if there is a change of control where the buyer wants to keep them on, they can just walk out the door and are still owed a whopping $4.7 million. Directors earned an average of $316,000 in 2014, far in excess of their peer group. This list also goes on and on.

We have gone to great lengths to detail our plan for the path forward. Our nominees would favor the separation of the Company into two organizational units – a Legacy Business Unit comprised of optical media, commercial storage and audio accessories, and a Disk Storage Business Unit comprised of Nexsan and Imation Mobile Security. The Legacy Business Unit should execute a restructuring to maximize profitability and cash flow generation and reduce fixed cost variables to ensure profitability at revenue levels much lower than the current runrate. The enterprise value and strategic positioning of the Disk Storage Business Unit could be optimized while minimizing the time to deliver profitability and maximize the return on incremental cash investment. Our nominees will also take an owner’s view at all corporate expenses and seek to recalibrate compensation practices to appropriate levels.

We have carefully read Imation's proxy materials in an effort to understand how the status quo is a path to prosperity and why the current team deserves the continued collective trust of the shareholders. We were hopeful that there would be nuggets of success to take solace in. Unfortunately, if one were to read their materials without the knowledge of the dismal financial and stock price performance, the conclusion would be that management has been successful in its strategy shift and strategic transformation. Imation management and its directors are asking you to trust them going forward and that there is indeed progress. We do not see it. Frankly, we are also surprised with the Board’s tactic in not including any discussion or validation on their compensation practices in their recent presentation filed with the Securities and Exchange Commission on April 21.

As we pledged to a number of our fellow shareholders when we began this process, we are in it for the long haul, and a partial solution is not in the best interests of shareholders. Without the change at the Board that we are seeking, we believe that shareholders should expect more of the same for at least the next three years. Extrapolating the current operating losses and cash burn against the Company’s cash balance, one may conclude that Imation may be in financial distress before the Company’s current slate of directors seek reelection again. We have considered the ability to make progress and the need for compensation practice reform, and the best interests of all shareholders, in our settlement negotiations with the Company and will continue to do so.

Clinton Group and its director nominees are dedicated and invested in turning around Imation. We have no agenda other than to reverse the shareholder value destruction with the promotion of a sound business strategy by working with the continuing directors and executive team. As Board members, our nominees will think like equity owners, with the goal of an increasing stock price. Please consider your own interests, not those of the incumbent management or the Board of Directors, when casting this important proxy vote.

We look forward to continuing our dialogue, listening to your feedback and earning your trust. We can be reached at (212) 825-0400 or at imagineabetterimation@clinton.com.

Thank you for your consideration,

Joseph A. De Perio

About Clinton Group, Inc.

Clinton Group, Inc. is a diversified asset management firm that is a Registered Investment Advisor. The firm has been investing in global markets since its inception in 1991 with expertise that spans a wide range of investment styles and asset classes.

CLINTON RELATIONAL OPPORTUNITY MASTER FUND, L.P., CLINTON RELATIONAL OPPORTUNITY, LLC, CLINTON GROUP, INC., GEH CAPITAL, INC. AND GEORGE E. HALL (COLLECTIVELY, "CLINTON") AND JOSEPH A. DE PERIO, ROBERT B. FERNANDER AND BARRY L. KASOFF (TOGETHER WITH CLINTON, THE "PARTICIPANTS") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC") A DEFINITIVE PROXY STATEMENT AND ACCOMPANYING FORM OF PROXY CARD TO BE USED IN CONNECTION WITH THE PARTICIPANTS' SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF IMATION CORP. (THE "COMPANY") FOR USE AT THE COMPANY'S 2015 ANNUAL MEETING OF STOCKHOLDERS (THE "PROXY SOLICITATION"). ALL STOCKHOLDERS OF THE COMPANY ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE PROXY SOLICITATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS. THE DEFINITIVE PROXY STATEMENT AND AN ACCOMPANYING PROXY CARD HAVE BEEN FURNISHED TO SOME OR ALL OF THE COMPANY'S STOCKHOLDERS AND ARE, ALONG WITH OTHER RELEVANT DOCUMENTS, AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV/.

CONTACT: Clinton Group, Inc., +1-212-825-0400, imagineabetterimation@clinton.com